ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003

February 24, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Ansart and Joe McCann

Re:	ARYA Sciences Acquisition Corp IV
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-260622

Dear Ms. Ansart and Mr. McCann:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), ARYA Sciences Acquisition Corp IV (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-260622), together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Stone
Name: Adam Stone
Title: Chief Executive Officer